Exhibit 12 - Statement regarding computation of ratios

	Year Ended September 30,
	2002	2001	2000	1999	1998
Earnings available for fixed charges:
Income (loss) before provision for income taxes	$(1,747)	$(4,507)	$131	$477	$513
Less undistributed equity earnings (loss) from investments	40	42	4	(20)	(22)
Less interest capitalized during the period	5	4	—	7	7
Add fixed charges	167	199	90	64	46

Total earnings available for fixed charges	$(1,625)	$(4,354)	$217	$554	$574

Fixed charges:
Interest expense including capitalized interest	$126	$155	$58	$45	$28
Interest portion of rental expense	41	44	32	19	18

Total fixed charges	$167	$199	$90	$64	$46

Ratio of earnings to fixed charges	n/a	n/a	2.4x	8.7x	12.5x
Deficiency	$1,792	$4,553	n/a	n/a	n/a